EF HUTTON, division of Benchmark Investments, LLC

February 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph Ambrogi

RE:	Evergreen Corporation
Registration Statement on Form S-1
Filed January 11, 2022, as amended
File No. 333-262109

Acceleration Request
Requested Date: February 8, 2022
Requested Time: 4:00 p.m. EST

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), EF Hutton, division of Benchmark Investments, LLC, as representative of the several underwriters, hereby joins Evergreen Corporation in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-262109) (the “Registration Statement”) to become effective on February 8, 2022, at 4:00 p.m. EST, or as soon as practicable thereafter.

Pursuant to Rule 460 of Act, we, acting on behalf of the several underwriters, wish to advise you that, through February 4, 2022, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “E-red” copies, of the Preliminary Prospectus dated January 24, 2022, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

EF HUTTON, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

cc:	Pryor Cashman LLP
Loeb & Loeb LLP